Exhibit (12)(b)

CONSUMERS ENERGY COMPANY

Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends
(Millions of Dollars)

		Year Ended December 31
	2009	2008	2007	2006	2005
					(b)

Earnings as defined(a)
Pretax income from continuing operations	$456	$562	$437	$167	$(590)
Exclude equity basis subsidiaries	—	—	—	(1)	(1)
Fixed charges as defined	313	276	293	307	316

Earnings as defined	$769	$838	$730	$473	$(275)

Fixed charges as defined(a)
Interest on long-term debt	$250	$229	$236	$286	$305
Estimated interest portion of lease rental	17	25	23	8	6
Other interest charges	46	22	34	13	5

Fixed charges as defined	$313	$276	$293	$307	$316
Preferred dividends	3	3	3	3	3

Combined fixed charges and preferred dividends	$316	$279	$296	$310	$319

Ratio of earnings to fixed charges	2.46	3.04	2.49	1.54	—

Ratio of earnings to combined fixed
charges and preferred dividends	2.43	3.00	2.47	1.53	—

NOTES:

(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 2005, fixed charges exceeded earnings by $591 million and combined fixed charges and preferred dividends exceeded earnings by $594 million. Earnings as defined include $1.184 billion of asset impairment charges.